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16013536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 69504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axia Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, Suite 903
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina (212) 792-0255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- PUBLIC -

OATH OR AFFIRMATION

I, James Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axia Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

Clare Nelson
Notary Public, State of New York
No. 01NE4659946
Qualified in Queens County
Certified Filed in New York County
Commission Expires 2/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Axia Capital Markets, LLC

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC, as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.


WeiserMazars LLP

February 25, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
December 31, 2015

Assets

Cash	$404,190
Clearing Deposit	250,000
Commissions Receivable	15,750
Furniture, Net of Accumulated Depreciation of $208	3,292
Prepaid Expenses and Other Assets	12,074
Total Assets	$685,306

Liabilities and Member's Equity

Liabilities	
Accrued Expenses and Other Liabilities	$141,735
Total Liabilities	141,735
Commitments and Contingencies	
Member's Equity	543,571
Total Liabilities and Member's Equity	$685,306

The accompanying notes are an integral part of this financial statement.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statement
For the Year Ended December 31, 2015

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and, as of March 27, 2015, is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in investment banking and providing agency trading to institutional customers. As a matter of business practice, the Company does not assume positions in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(ii) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

2 - CLEARING AGREEMENT

The Company clears its transactions through Convergex Execution Solutions, LLC (the "Clearing Broker") on a fully disclosed basis. As part of the Clearing Agreement (the "Agreement"), the Company is required to maintain a deposit of $250,000 with the Clearing Broker. The Clearing Broker executes all orders, settles contracts and transactions in securities purchased, sold, borrowed, or loaned and is responsible for the receipt and distribution of interest and principal payments. The Company has agreed to pay the Clearing Broker for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels. The Company transacts business primarily with institutional investors on a Delivery vs. Payment and Receipt vs. Payment basis.

2 - CLEARING AGREEMENT CONT'D

If the Agreement is terminated during the first three years, for any reason other than termination without cause by the Clearing Broker, mutual agreement by the Company and the Clearing Broker, or a Securities Investor Protection Corporation liquidation, the Company shall be subject to an early termination fee as detailed in the Agreement.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2015.

Revenue Recognition: Commissions and related expenses are recorded on a trade date basis. Underwriting revenues are recorded when the underwriting is reasonably expected to be complete, income is reasonably determinable, and collectability is reasonably assured.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statement
For the Year Ended December 31, 2015

4 – COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provides for a monthly payment of $7,500 per month through April 2017. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2016	$ 90,000
2017 (Expiration of lease in April 2017)	$ 30,000
Total	$ 120,000

5 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or Clearing Broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the Clearing Broker.

The Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has a potential concentration of credit risk in that, as of December 31, 2015, it had $155,169 in excess of FDIC limits.

6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the great of either $100,000 or 1/8 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1 for the twelve months after commencing business as a broker-dealer and 15 to 1 after that period. At December 31, 2015, the Company had net capital of $528,205, as defined, which exceeded its required net capital by $428,205. The ratio of aggregate indebtedness to net capital was 0.268 to 1.

7 – RELATED PARTY TRANSACTIONS

During the period June 22, 2015 through August 6, 2015, the Company entered into a Temporary Subordinated Loan Agreement with ACMH in the amount of $125,000. All contractual obligations were fulfilled on July 10, 2015.

Also refer to footnote 4.